SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                SCHEDULE 14D-9
                 Solicitation/Recommendation Statement Pursuant to
              Section 14(d)(4) of the Securities Exchange Act of 1934
                               (Amendment No. 2)


                 RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P.
                           (Name of Subject Company)


                 Resources Accrued Mortgage Investors 2, L.P.
                     (Name of Person(s) Filing Statement)

                        Limited Partnership Interests
                        (Title of Class of Securities)


                                Not Applicable
                    (CUSIP Number of Class of Securities)


                                  Ben Farahi
                                   Manager
                                  Maxum LLC
                              1175 W. Moana Lane
                              Reno, Nevada 89509
                                (775) 825-3355
                    (Name, address and telephone number of
                     person authorized to receive notices
                      and communications on behalf of the
                         person(s) filing statement)



[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


















     This Amendment No. 2 amends the Schedule 14D-9 filed by Resources Accrued Mortgage Investors 2, L.P., a Delaware limited partnership (the "Partnership"), on March 29, 2002, as amended on April 24, 2002, relating to the tender offer of Virginia Springs Limited Liability Company ("Virginia Springs"), to purchase up to 28,000 units of limited partnership of the Partnership (the "Units") at a purchase price of $95 per Unit, pursuant to the terms of an Offer to Purchase dated March 29, 2002, as amended on April 24, 2002, and June 14, 2002, and the related Letter of Transmittal.

Item 4.  The Solicitation or Recommendation.

     Due to the affiliation between Virginia Springs and the general partner of the Partnership (the "General Partner"), the Partnership makes no recommendation and is remaining neutral as to whether limited partners should tender their Units to Virginia Springs.

     To the extent known by the Partnership, no affiliate of the General Partner currently intends to tender their Units to Virginia Springs.


Item 9. Exhibits.

     The following Exhibits are filed herewith:

     (a) (1) Letter to Limited Partners dated March 29, 2002 (previously filed).

     (a)(2) Letter to Limited Partners dated April 16, 2002 (previously filed).

     (a)(3) Letter to Limited Partners dated April 24, 2002 (previously filed).

     (a)(4) Letter to Limited Partners dated June 14, 2002.



                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 14, 2002


                                 RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P.

                                 By: Maxum LLC,
                                     General Partner

                                 By: /s/ Ben Farahi
                                     --------------
                                         Ben Farahi
                                         Manager



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                                                               Exhibit (a)(4)

                 RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P.
                              1175 W. Moana Lane
                              Reno, Nevada 89509
                                (775) 825-3355


                                 June 14, 2002



Dear Limited Partner:

     Please be advised that on June 14, 2002, the general partner of your partnership received an amendment to the unsolicited tender offer dated March 29, 2002, as amended on April 24, 2002, to purchase up to 28,000 of the outstanding limited partnership interests of the partnership. The amendment extended the termination date to July 10, 2002. The offer is being made by Virginia Springs Limited Liability Company ("Virginia Springs"), an entity affiliated with your general partner and certain of the limited partners of your partnership which own approximately 36.3% of the units. You have recently received information regarding this revised offer.

     Due to the affiliation between Virginia Springs and the general partner of your partnership, we are making no recommendation and are remaining neutral as to whether limited partners should tender their units to Virginia Springs. You will have to make the determination as to whether to wait for the liquidation of your partnership's assets or to sell your interests now at the tender offer price. We do recommend, however, that if you chose to sell your interests prior to liquidation, you consider other options for sale, including the informal secondary market for the units.

     Please be advised that by accepting this offer, you will no longer have an ownership interest in the partnership's assets; thus, you will not share in any potential change in their value if you chose to pursue the tender offer. In addition, in making a decision in whether to tender your units, we recommend that you consult with your financial and tax advisors.

     If you have any questions or would like any further information, please contact us (775) 825-3355.

                              Sincerely,

                              RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P.











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